

November 9, 2021

Chris Rauschl
Senior Corporate & Securities Counsel
General Mills Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

> **Re: General Mills Inc.**
> **Registration Statement on Form S-4**
> **Filed November 4, 2021**
> **File No. 333-260760**

Dear Mr. Rauschl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian R. Rosenau